

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

<u>Via E-mail</u>
Stephen J. Thomas
Chief Financial Officer
Gaiam, Inc.
833 West South Boulder Road
Louisville, Colorado 80027

      Re: Gaiam, Inc.
               Form 10-K for the Year Ended December 31, 2013
               Filed March 31, 2014
               Form 10-Q for the Quarter Ended June 30, 2014
               Filed August 8, 2014
               File No. 000-27517

Dear Mr. Thomas:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Item 1. Business, page 3</u>

<u>Our Reporting Segments, page 7</u>

1. We note your disclosure that your business segment is dependent upon a few major customers. We also note the disclosure on page 53 that sales to your largest customer accounted for approximately 32.1% of total net revenue during 2013. Please confirm that in future filings you will disclose the names of any customers who accounted for ten percent or more of your revenues and whose loss would have a material adverse effect on the company, if appropriate. In your response, please provide us with your proposed revised disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21
Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 23

2. We note your disclosure that net revenue in the business segment increased 22.5% during 2013 compared to 2012 due to better sales performance at your top 25 retailers and growth in your Gaiam Restore and SPRI product lines. We also note that net revenue in your direct to consumer segment increased 21.5% during 2013 compared to 2012 primarily due to subscriber growth at Gaiaim TV, revenues from My Yoga Online, and increased revenue at your travel subsidiary. In this regard, please identify the underlying economic business reason(s) for material increases or decreases. For example, we suggest enhancing your discussion of material changes related to product mix, sales prices, productivity levels, etc., to include quantitative analysis such as the number of units sold by product along with the selling price of the product, or other relevant measures, and addressing the reasons for any significant changes between the periods. We also suggest in addition to indicating the product line that accounts for material change in sales, you should consider explaining the reasons for why the decrease/increase occurred and your expectations for future sales. Refer Item 303 of Regulation SK.

Liquidity and Capital Resources, page 27

3. We note your table on page 27 discloses the cash flows for each of the years ended December 31, 2011, 2012 and 2013. However, it appears that your discussion below the table only discusses 2012 and 2013. Please expand your liquidity discussion, in future filings, to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K

Notes to the Financial Statements

General

4. We note from your statement of cash flows that you used cash of $6 million to purchase a business in 2013 and we note from your disclosure on page 15 that you issued 1,055,000 shares of your class A common stock into escrow as partial payment for this 2013 acquisition. We also note from your disclosure in Note 1 that $11.3 million of goodwill was recognized during 2013 related to acquisitions. Please provide us details of this acquisition including the purchase price allocation and an explanation of how you valued and accounted for the shares issued as purchase consideration in this transaction. Also, if the majority of the purchase price was allocated to goodwill, please explain to us the reasons why the allocation is appropriate and tell us how you evaluated the acquisition

for the existence of PP&E or other amortizable intangibles. Please refer to the guidance in ASC 805-20-55.   Additionally, in light of your disclosure in Note 1 that the purchase allocation was preliminary at the time of the filing of this Form 10-K, please tell us if you have finalized your purchase price accounting and if so, tell us the nature and amount of any adjustment.

Form 10-Q for the Quarter Ended June 30, 2014

Management's Discussion and Analysis

Results of Operations, page 13

5. We note that your disclosure on page 14 indicates that cost of goods sold decreased as a percentage of revenue in the first six months of 2014 partially due to the conversion of your media category management business from a licensed model to a distribution model. Please describe for us, and revise your notes to the financial statements to disclose in greater detail the nature of this change and explain to us how this change affects your revenue recognition policies.

Table of Contractual Obligations, page 17

6. We note that your disclosure of Contractual Obligations reflects Media Distribution Advances of $7 million. Please explain to us and revise the notes to the financial statements to disclose the nature of these advances. Also, in light of the fact that the Form 10-K for the year ended December 31, 2013 does not disclose the nature or amount of these advances, please explain to us when this obligation was first incurred.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen J. Thomas
Gaiam, Inc.
September 12, 2014
Page 4

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or Justin Dobbie at (202) 551-3469 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief